Exhibit 99.1


                            Stewart Bainum, Jr.
                            10750 Columbia Pike
                       Silver Spring, Maryland 20901


                                            March 3, 2000

Mr. William H. Longfield
Co-Chairman, Special Committee
of Board of Directors of
Manor Care, Inc.
c/o C. R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

Dear Bill:

        As we discussed in our recent conversations, in light of my understanding that a Special Committee of the Board of Directors of Manor Care, Inc. (the "Company") is considering a buyout proposal for the Company, I am writing to express my interest in pursuing a possible recapitalization, leveraged buyout or similar transaction with the Company. I expect such a transaction would be at a share price significantly in excess of the current price. I am speaking with several sources of equity and/or debt financing to obtain the necessary funds for such a transaction. I expect that my family members would participate in the transaction.

        As I mentioned, I have retained Banc of America Securities LLC and Skadden, Arps, Slate, Meagher & Flom LLP to provide financial and legal advice regarding this transaction. My equity/debt financing sources will, of course, need to have fair access to non-public information regarding the Company. I would be willing to sign a customary and mutually acceptable confidentiality agreement before you furnish any such non-public information.

        Once my financing sources and I have been provided with the opportunity to review the requested information, we will be in a position to move promptly in presenting a definitive proposal to the Special Committee.

        I look forward to working with the Special Committee and its advisors on a constructive basis to obtain the best possible transaction for the Company and its shareholders.

        This letter represents an expression of interest and is not intended to be binding or create any obligation with respect to a transaction.


                                            Very truly yours,


                                            /s/ Stewart Bainum, Jr.
                                            -----------------------
                                            Stewart Bainum, Jr.


cc: Mr. Robert G. Siefers,
    Co-Chairman, Special Committee